                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           Information To Be Included In Statements Filed Pursuant To
      Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

                              (Amendment No. 4)(1)

                              THE RIGHT START, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    766574206
                                 (CUSIP Number)

                                   Fred Kayne
                              c/o Fortune Financial
                       1800 Avenue of the Stars, Suite 310
                          Los Angeles, California 90067
                                 (310) 551-0322

                              September 5, 2001(2)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(2) Filling is not be required prior to a shareholder vote approving convertibility of recently acquired securities as set forth herein.


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
                                      13D/A
CUSIP NO. 766574206

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          FRED KAYNE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

 -----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                        [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                     2,162,771
    BENEFICIALLY             ---------------------------------------------------
     OWNED BY                8    SHARED VOTING POWER
       EACH                       0
     REPORTING               ---------------------------------------------------
      PERSON                 9    SOLE DISPOSITIVE POWER
       WITH                       2,162,771
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,162,771
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Kayne Anderson Investment Management and its affiliates ("KAIM") and Athanor Holdings, LLC ("Athanor") (See Item 6).


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
                                      13D/A
CUSIP NO. 766574206

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FORTUNE TWENTY-FIFTH, INC., a Nevada corporation 74-2978132
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
      SHARES                      496,000
    BENEFICIALLY             ---------------------------------------------------
     OWNED BY                8    SHARED VOTING POWER
       EACH                       0
     REPORTING               ---------------------------------------------------
      PERSON                 9    SOLE DISPOSITIVE POWER
       WITH                       496,000
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     496,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [X] (1)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Kayne Anderson Investment Management and its affiliates ("KAIM") and Athanor Holdings, LLC ("Athanor") (See Item 6).


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
ITEM 1. SECURITY AND ISSUER.

The equity securities to which this statement on Schedule 13D relates are the Common Stock, no par value (the "Common Stock") of The Right Start, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 5388 Sterling Center Drive, Unit C, Westlake Village, California 91361.

ITEM 2. IDENTITY AND BACKGROUND.

   (a) This statement is filed on behalf of Fred Kayne and Fortune Twenty-Fifth of which he is the sole stockholder.

   (b) Mr. Kayne's business address is c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067. Fortune Twenty-Fifth's business address is P.O. Box 381, Glenbrook, NV 89413 with a copy to Mr. Fred Kayne c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067

  (c) Mr. Kayne is President, Chairman and sole shareholder of Fortune Twenty-Fifth. Fortune Twenty-Fifth's principal business is investments. Mr. Kayne is also President of Fortune Fashions and Chairman of Big Dog Sportswear. Fortune Fashions' principal business is sportswear manufacturer and its address is 6501 Flotilla Street, Commerce, California 90040-1713. Big Dog Sportswear's principal business is the development and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

   (d) Neither Mr. Kayne nor Fortune Twenty-Fifth has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

   (e) Neither Mr. Kayne nor Fortune Twenty-Fifth has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

   (f) Mr. Kayne is a citizen of the United States of America.

Because of the voting agreement described in Item 6, Fred Kayne, together KAIM and Athanor may be deemed to constitute a "group" as such term is used in
Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for such voting agreement, Mr. Kayne has no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with either KAIM or Athanor. Neither the making or contents of this filing constitutes an admission by Mr. Kayne that a group exists, and the existence of any such group is expressly disclaimed. Mr. Kayne also expressly disclaims any beneficial ownership in any Common Stock beneficially owned by Athanor or KAIM, which separately file statements on
Schedule 13D with respect to their respective beneficial ownership of the Issuer's securities.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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
Mr. Kayne purchased 10,000 shares of the Issuer's Common Stock in a private transaction on December 14, 2000 and an additional 20,000 shares on December 15, 2000. Mr. Kayne paid for these purchases with $29,000 in personal funds. On June 1, 2001, Fortune Twenty-Fifth received 320 shares of the Issuer's Series D Convertible Pay-in-Kind Preferred Stock ("Series D Preferred") convertible into 16,000 shares of the Issuer's Common Stock as a dividend on shares of Series D already held by Fortune Twenty-Fifth. On September 5, 2001, Mr. Kayne purchased 200 shares of the Issuer's Series G Convertible Preferred Stock, $.01 par value (the "Series G Preferred"), which, upon approval by the Issuer's shareholders, will be convertible into 200,000 shares of the Issuer's Common Stock and, in exchange for notes held by Mr. Kayne that had been issued by an entity purchased by the Issuer, received 580.322 shares of the Issuer's Series F Convertible Preferred Stock, $.01 par value (the "Series F Preferred"), which, upon approval of the Issuer's Common Stock shareholders, will be convertible into 580,322 shares of the Issuer's Common Stock. All of the securities acquired by Mr. Kayne as described above are referred to as the "Acquired Securities" in this filing. In addition, options to purchase 29,148 shares of the Issuer's Common Stock held by Mr. Kayne expired or were terminated and Mr. Kayne was granted options to purchase the 1,500 shares of the Issuer's Common Stock and deferred director compensation in exchange for options to purchase 7,648 shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Kayne currently intends to hold all of the Acquired Securities for investment purposes.

The remainder of the Common Stock beneficially acquired by Mr. Kayne was acquired for investment purposes only and Mr. Kayne has no current plan relating to the shares of Common Stock other than to hold them for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Kayne beneficially owns 2,162,771 shares of the Issuer's Common Stock, or approximately 26.1% of the Issuer's outstanding Common Stock. Of those shares, Fortune Twenty-Fifth beneficially owns 496,000 shares of the Issuer's Common Stock, or approximately 5.8% of the Issuer's outstanding Common Stock.

        (b) Subject to the Stockholders Agreement described in Item 6 (the "Stockholders Agreement"), Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 2,162,771 shares of the Issuer's Common Stock. Of those shares, Fortune Twenty-Fifth has the sole power, subject to the Stockholders Agreement, to vote and dispose, or direct the disposition, of 496,000 shares of the Issuer's Common Stock. Mr. Kayne is President, Chairman and sole shareholder of Fortune Twenty-Fifth.

        (c) The following transactions in the Issuer's Common Stock beneficially owned by Mr. Kayne and Fortune Twenty-Fifth were effected in the last 60 days and before:


     Date         Type of     Amount of Common or       Price Per           Where/How
   Acquired       Security    Equivalents Acquired    Common Share   Transaction Effected
-----------------------------------------------------------------------------------------
    8/1/00        Option             1500               $4.13          Annual Director

    8/1/00        Option             7648               $4.13         Director Deferral

    6/1/01       Series D            16000              $2.00           Dividend (1)


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

   12/14/00       Common             10000              $1.00        Private Transaction

   12/15/00       Common             20000               $.95        Private Transaction

    9/5/01       Series F          580,322              $2.33          From Issuer(2)

    9/5/01       Series G           200000              $2.50          From Issuer(3)


(1) Issuable upon conversion of Series D Preferred issued to Fortune Twenty-Fifth as a dividend.


(2) Issuable upon conversion of Series F Preferred. Mr. Kayne expressly disclaim any beneficial ownership in any of the Series F Convertible Preferred (or the Common Stock into which such preferred stock is convertible) owned by KAIM.


(3) Issuable upon conversion or Series G Preferred Stock. Mr. Kayne expressly disclaim any beneficial ownership in any of the Series G Convertible Preferred (or the Common Stock into which such preferred stock is convertible) owned by KAIM.


        (d) Not applicable.

        (e) Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, Mr. Kayne may be deemed to beneficially own an additional (i) 11,761,409 shares owned by Athanor and (ii) 8,071,372 shares owned or controlled by KAIM. The information with respect to the beneficial ownership by Athanor and KAIM is based on information supplied by, or on behalf of, Athanor and KAIM and Mr. Kayne makes no representation or guarantee as to the completeness or accuracy of this information.

Mr. Kayne expressly disclaims any beneficial ownership in any Common Stock held or controlled by Athanor or KAIM notwithstanding the stockholders agreement with Athanor and KAIM with respect to such Common Stock as described in Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Kayne is a director of the Issuer and is also the brother of Richard Kayne, a principal of KAIM. KAIM owns, directly or indirectly, a substantial portion of the Issuer's Common Stock. Calculated on a fully-diluted basis assuming conversion of all convertible securities of the Issuer other than outstanding management and director options, Mr. Kayne's ownership of the Issuer would be 7.4%.

Fred Kayne and KAIM, have agreed in a stockholders agreement with Athanor in connection with Athanor's purchase of the Issuer's securities that Mr. Kayne and KAIM, will (i) convert all convertible securities held by such person (other than employee or director options) no later than such time as Athanor converts its preferred stock purchased from the Issuer, and (ii) vote all securities of the Issuer that are entitled to vote thereon in favor of (A) all matters necessary to approve the conversion of the convertible securities purchased by Athanor (including a vote to approve making certain convertible preferred stock issued prior to the preferred stock purchased


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
by Athanor pari passu with such preferred stock purchased by Athanor) and (B) the election of 3 directors designated by Athanor until Athanor holds less than 20% of the outstanding Common Stock, 2 directors until Athanor holds less than 15% and 1 director until Athanor holds less than 10% (in each case, calculated on the basis as if all the convertible securities held by Fred Kayne, KAIM and Athanor had been converted). Athanor has agreed that it will vote all shares held by it in favor of (i) the election of 3 directors designated jointly by KAIM and Fred Kayne until such parties hold less than 20% of the outstanding Common Stock, 2 directors until such parties hold less than 15% and 1 director until such parties hold less than 10% (in each case, calculated on the basis as if all the convertible securities held by Fred Kayne, KAIM and Athanor had been converted) and (ii) the election of the Chief Executive Officer of the Issuer as a member of the Issuer's board of directors.

In connection with the acquisition of the Series F and Series G, the Issuer has granted Mr. Kayne certain registration rights with respect to the Common Stock underlying those securities. Mr. Kayne may exercise these rights and, following the filing of an effective registration statement with the SEC, Mr. Kayne may sell Common Stock under such registration statement.


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
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


99.1 Stockholders Agreement, dated August 15, 2001, among Athanor, Kayne Anderson Investment Management and Fred Kayne.

99.2 Amendment No. 1 to the Stockholders Agreement, dated September 5, 2001, among Athanor, Kayne Anderson Investment Management and Fred Kayne.


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
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 17th day of September 2001.



By: /s/ Fred Kayne
    -------------------------------
    Fred Kayne


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